Filed by Biovail Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Valeant Pharmaceuticals International
Commission File No.: 001-11397

On August 11, 2010, Valeant Pharmaceuticals International (“Valeant”) and Biovail Corporation (“Biovail”) issued the following joint press release announcing the record date and meeting date for their special meetings of shareholders relating to the proposed merger contemplated by the Agreement and Plan of Merger, dated as of June 20, 2010, among Valeant, Biovail, Biovail Americas Corp. and Beach Merger Corp.

FOR IMMEDIATE RELEASE

VALEANT AND BIOVAIL SET DATE FOR SHAREHOLDERS MEETINGS

ALISO VIEJO, Calif. and TORONTO, Ontario — August 11, 2010 — Valeant Pharmaceuticals International (NYSE: VRX) and Biovail Corporation (NYSE/TSX: BVF) today announced that both companies will hold their respective special meetings of shareholders on September 27, 2010 for the purpose of considering and voting upon proposals relating to the companies’ previously announced merger.

Valeant stockholders of record as of the close of business on August 18, 2010 will be entitled to notice of, and to attend and vote at, the Valeant special meeting to be held at 10:00 a.m. local time, at Valeant’s offices located at 14 Main Street, Suite 140, in Madison, New Jersey 07940.  Registered holders of Biovail common shares as of the close of business on August 18, 2010 will be entitled to notice of, and to attend and vote at, the Biovail special meeting to be held at 10:00 a.m. local time, at Canadian Broadcasting Centre, Glenn Gould Studio, 250 Front Street West, Toronto, Ontario.

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About Valeant

Valeant Pharmaceuticals International (NYSE:VRX) is a multinational specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products primarily in the areas of neurology and dermatology.  More information about Valeant can be found at www.valeant.com.

About Biovail

Biovail Corporation (NYSE:BVF) is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products.  The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets.  For more information about Biovail, visit the Company’s Web site at www.biovail.com.

Additional Information

In connection with the proposed merger, Biovail has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of Valeant and Biovail that also constitutes a prospectus of Biovail.  Valeant and Biovail will mail the definitive joint proxy statement/prospectus to their respective shareholders. INVESTORS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE VERSION THEREOF WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors may obtain the preliminary joint proxy statement/prospectus and the definitive version thereof when it becomes available, as well as other filings containing information about Valeant and Biovail, free of charge, at the website maintained by the SEC at www.sec.gov and, in Biovail’s case, on SEDAR at www.sedar.com.  Investors may also obtain these documents, free of charge, from Valeant’s website (www.valeant.com) under the tab “Investor Relations” and then under the heading “SEC Filings,” or by directing a request to Valeant, One Enterprise, Aliso Viejo, California, 92656, Attention: Corporate Secretary.  Investors may also obtain these documents, free of charge, from Biovail’s website (www.biovail.com) under the tab “Investor Relations” and then under the heading “Regulatory Filings” and then under the item “Current SEC Filings,” or by directing a request to Biovail, 7150 Mississauga Road, Mississauga, Ontario, Canada, L5N 8M5, Attention: Corporate Secretary.

The respective directors and executive officers of Valeant and Biovail and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Valeant’s directors and executive officers is available in its Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which was filed with the SEC on February 24, 2010, and in its definitive proxy statement filed with the SEC by Valeant on March 25, 2010.  Information regarding Biovail’s directors and executive officers is available in its Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which was filed with the SEC on February 26, 2010, and in its definitive proxy statement filed with the SEC and the Canadian Securities Administrators (the “CSA”) by Biovail on April 21, 2010.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus filed with the SEC.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and the CSA when they become available.  This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contact Information:

Contact for Valeant	Contact for Biovail
Laurie W. Little	Nelson F. Isabel
949-461-6002	905-286-3000
laurie.little@valeant.com	ir@biovail.com

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